Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	new.chubb.com @Chubb

August 1, 2016

Sasha S. Parikh

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

USA

Re:	Chubb Limited
Amendment No. 1 on Form 8-K/A Filed March 24, 2016
File No. 001-11778

Dear Ms. Parikh,

By this letter, Chubb Limited (the “Company”, “we” or “our”) is responding to an oral comment provided by you via telephone on July 22, 2016 regarding Amendment No. 1 on Form 8-K/A filed by the Company on March 24, 2016 (the “Form 8-K/A”).

We have considered the oral comment regarding the Form 8-K/A carefully. Our written response is set forth below. To facilitate review and consideration by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing a description of the oral comment received by the Company (set forth in bold type) and then our response.

Exhibit 99.5

1.	Please provide the rationale for the presentation by Ernst & Young LLP (“EY”) of the Report of Independent Auditors, dated March 15, 2016, relating to The Chubb Corporation’s 2015 audited financial statements, filed as Exhibit 99.5 to the Form 8-K/A. Specifically, please describe why EY states that it conducted the audits “in accordance with auditing standards generally accepted in the United States” as promulgated by the American Institute of Certified Public Accountants (“AICPA”) rather than in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

We have considered the Staff’s comment and respectfully submit the following information. In summary, and as supported by the below, we believe EY’s audit report was consistent with Rule 2-02 of Regulation S-X and did not require submission in accordance with PCAOB standards.

On January 15, 2016, the Company filed a Form 8-K announcing that, on January 14, 2016, it had completed its acquisition of The Chubb Corporation (“Chubb Corp”) pursuant to an Agreement and Plan of Merger. Pursuant to the acquisition, Chubb Corp became a wholly owned subsidiary of the Company and subsequently merged with and into ACE INA Holdings Inc. (now known as “Chubb INA Holdings Inc.”) (“Chubb INA”), with Chubb INA surviving as a wholly owned subsidiary of the Company.

Following these transactions, on January 19, 2016, Chubb Corp, through Chubb INA as its successor, submitted a notice to the Commission to withdraw Chubb Corp’s shelf registration statement and also filed post-effective amendments to Chubb Corp’s other then-effective registration statements to terminate all offerings under the registration statements and deregister any and all securities that remain unsold pursuant to such registration statements. Then, on January 25, 2016, Chubb Corp, again through Chubb INA as its successor, filed a Form 15 with the Commission to terminate Chubb Corp’s registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and suspend its duty to file reports under Section 15(d) of the Exchange Act.

Conducting an audit in accordance with PCAOB standards is required when the audit is of an “issuer”. PCAOB Rule 1001(i)(iii) states that an “issuer” means “an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn”. Because of the actions taken in the preceding paragraph, Chubb Corp was no longer an “issuer” at the time EY issued its audit report on March 15, 2016, and therefore the audit was not required to be performed in accordance with PCAOB standards.

In reaching this conclusion, the Company and EY considered Staff guidance provided in Section 4110.5 of the Division of Corporation Finance Financial Reporting Manual. Scenario five of Section 4110.5 provides that an auditor’s report need not refer to PCAOB standards if the report relates to a non-issuer whose financial statements are required to be filed to satisfy Rule 3-05 of Regulation S-X. Item 9.01 of Form 8-K requires financial statements of a business acquired be filed for the periods specified in Rule 3-05(b) of Regulation S-X and that an audit report be prepared in accordance with Rule 2-02 of Regulation S-X. Consequently, because Chubb Corp was not an “issuer” and the financial statements were filed to satisfy Rule 3-05, EY issued an audit report on Chubb Corp’s 2015 audited financial statements that was consistent with Rule 2-02 and in accordance with AICPA auditing standards rather than PCAOB standards.

* * * * *

In connection with our response to your oral comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comment and are available to discuss our response with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	David P. Collier – Partner, Ernst & Young LLP
Steven C. Jacobs – Partner, Ernst & Young LLP

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